March 4, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Westport Innovations Inc.
Amendment No. 2 to Form 40-F for
the Nine months Ended December 31, 2011
Filed October 29, 2012
File No. 1-34152

Dear Mr. James:

We are writing in response to your letter dated January 31, 2013 setting forth comments regarding our Amendment No. 2 to Form 40-F for the nine months ended December 31, 2011 (the “2011 Form 40-F/A”) of Westport Innovations Inc. (“Westport” or the “Company”), our response letters dated February 26, 2013, February 13, 2013, January 3, 2013, December 19, 2012, October 29, 2012 and September 25, 2012, and our subsequent telephone conversation on February 6, 2013 and follow up calls on February 21, 26 and 27, 2013 with the Staff.  We have set forth below our further response to the Staff’s comments.

Amendment No. 2 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21.  Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

Pursuant to discussions with the Staff, the Company has performed a subsequent analysis and reevaluation of its determination of the primary beneficiary of Cummins Westport Inc. (“CWI”).  In performing this analysis, we had discussions with our external auditors including its SEC Filing Review Partner and technical specialists in its National Department of Professional Practice, various Westport’s Executive Officers and the Audit Committee Chairman.  Reinhard Dotzlaw, KPMG’s Canadian National Managing Partner - Audit Professional Practice and Gale Kelly, the Canadian firm’s subject matter expert on Variable Interest Entities and the application of US GAAP in this area have reviewed this letter and the conclusions. As part of their deliberations, they have discussed certain technical matters with subject matter experts in KPMG’s Department of Professional Practice in New York.  KPMG is available to discuss if Staff have any questions on their internal process.  After further consideration and our analysis we have concluded that Westport is not CWI’s primary beneficiary and Westport should no longer consolidate CWI in its consolidated financial statements.  Westport has concluded that the presentation of CWI under the equity method is the appropriate application of US GAAP.

As part of our current analysis, we have reviewed additional published interpretations, including Staff’s views at various AICPA Conferences, given further consideration to the guidance in ASU 2009-17, including transition guidance, other guidance available in Financial Accounting Standards Board Accounting Standards Codification 810 “Consolidation”, and considered the implications for this analysis of the rights provided to the shareholders and Board of Directors of CWI in its governing documents.  Our current analysis included additional reconsideration of whether Westport holds the “power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance” as required for a primary beneficiary under ASC 810-10-25-38A and whether such power can be exercised unilaterally by Westport.  In our analysis we considered the guidance in ASC 810-10-25-38D, the areas of shared power by CWI’s Board of Directors and ASC 810-10-25-38B, where a reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

Westport Innovations Inc.
March 4, 2013

To assess power, as set out in our previous responses, we identified those activities that most significantly impact the CWI’s economic performance based upon the purpose and design of CWI.  Power may be exercised through the voting rights of the shareholders, the Board of Directors (on behalf of the shareholders), through management or other arrangements.  The evaluation of power requires an analysis of any ongoing activities and which party or parties have power over those activities.  The evaluation of power requires an analysis of the entity’s governing documents.  As part of our consideration, we assessed power as it applies at the level of activities directed by management as well as activities and rights at the Board of Directors level.

As set out in our previous responses, CWI’s Board of Directors requires unanimous approval of a number of decisions, including annual operating plans and budgets, distribution policies, and changes to organizational structure.  Based on our reevaluation of the guidance in ASC 810-10-25-38D, we have concluded that power is shared between two, unrelated parties, Westport and Cummins, having together the power to direct the activities of CWI that most significantly impact its economic performance, and neither party is the primary beneficiary.

We further note that when the parties sharing power cannot come to an agreement on a decision relative to the VIE’s activities (commonly referred to as deadlock provisions) and no one party is able to overcome the deadlock, power is shared.  As we noted in our response letter dated February 26, 2013, the 2nd Amended and Restated JVA provides that if there are any disagreements or deadlocks between Westport and Cummins that cannot be resolved or negotiated amongst the CWI Board of Directors, the unresolved issue will be brought to mediation as detailed in the 2nd Amended and Restated JVA Article 14.12 Mediation; Consent to Jurisdiction.

We have previously concluded and we do now reconfirm that the shareholders of CWI are not related parties, and we also have concluded that no de facto agency relationship exists between the parties.

As noted in the governing documents, the business and affairs of CWI are managed, and all corporate powers are, or can be, exercised, by or under the direction of the Board of Directors in accordance with the provisions of the 2nd Amended and Restated JVA, the By-Laws and the laws of the State of Delaware, the most significant governing decisions of which require unanimous approval.  For the Staff’s information, we have included in Appendix A is a list of actions requiring “Unanimous Approval for Certain Actions by the Board of Directors” that is included in the 2nd Amended and Restated JVA.

We have identified the following activities requiring unanimous approval by the Board of Directors that most significantly impact CWI’s economic performance:

•	The establishment, approval or modification of the annual operating plan or five year strategic plan of CWI
•
The appointment or removal of an officer of CWI (including without limitation, the chief engineer and the head of sales), other than in respect of the appointment of the President or the Financial Controller, which shall be determined as provided in Section 6.2 (1) or 12.2(c) (2), as applicable;

•
Compensation from CWI to be received by (i) any officer of CWI, or (ii) any employee of CWI whose annual base salary from CWI exceeds, or would exceed by reason of a contemplated increase, $150,000 or such amount as may from time to time be fixed by the Board of Directors (3);

•	Any material change in the nature or scope of the SI Business (4), including commencement of any new line of business.

(1) Included in Appendix B is Article 6 from the 2nd Amended and Restated JVA
Senior Officers section of Officers and Employees defines the term of Office for the President and Financial
Controller and the process and right to nominate the President or Financial Controller.
(2) Included in Appendix C is Article 12 from the 2nd Amended and Restated JVA
Effect of Election to Continue this Agreement sets out the process in the event that Westport experiences a
Change of Control, with respect to the President shall cease to govern and the Cummins Nominating Committee shall have the immediate and ongoing right to nominate and elect the President...
(3) Compensation - A seconded employee’s compensation is set by his or her Parent company as well as all employee related benefits (e.g., health care, retirement benefit plans, etc.), and these costs are allocated from the Parent companies to the JV. Prior to the 2nd Amended JVA, compensation, other than the President’s, was never approved by the Board though it had the right to approve / veto.   Under the 2nd Amended JVA, CWI employee compensation of $150,000 or more requires approval by the Board.  Regardless of the Board’s decision to approve or veto the amount of an individual’s compensation in excess of $150,000 to be allocated to the JV, the employee will continue to receive his or her compensation, with the unallocated amount paid by the employee’s Parent company. Also, we are not aware of any compensation adjustment that did not receive approval from the Board.
(4) SI Business - defined as the Spark Ignited (“SI”) Business associated with the sale, marketing and development of SI
Natural Gas or propane Products based on Cummins 5.9 liter through 11.9 liter engines, as well as the sale and marketing of the Products in each case, within the Market;

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

As noted in our response letter dated February 26, 2013, we have asserted that it is the management of CWI that manages the day-to-day operations of CWI, and it is the management team that directs the activities that most significantly impact CWI’s economic performance; however, we must take into consideration that the Board of Directors has these rights to approve or veto activities that most significantly impact CWI’s economic performance, regardless of the Board choosing to exercise these rights, and in accordance with ASC 810-10-25-38B, we must consider that a reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

In circumstances, where decision-making over certain activities may rest with the Board of Directors, while decision-making over other activities may rest with management, it may be challenging to assess whether the Board of Directors or management has the power over CWI.  In making this assessment, relevant considerations include:

•	The level of detail set forth in the operating budget (greater detail may suggest that power rests with the Board of Directors);
•
The frequency and manner in which a comparison of the budget to actual results is reviewed by the Board of Directors (greater frequency and rigor in the review process may suggest that power rests with the Board of Directors);

•
The ability for the budget to be changed. (The ability for the Board of Directors to make changes to the budget may suggest that power rests with the Board of Directors and may suggest that activities of management are constrained by the budgeting process);

•
The manner in which the budget is prepared and reviewed.  (If the Board of Directors has significant involvement in the budgetary preparation and approval process, it may be more likely that power over operating decisions rests with the Board of Directors).

In determining if the decision-making over the activities that most significantly impact CWI’s economic performance rests with the Board of Directors or Management, Westport has made the assessment including the considerations above, concluding that the detailed level of the budget preparation prepared by Management, that includes details for market opportunities, revenue and volume targets, revenue bridge and key assumptions, quarterly review comparison of budget to actual results, review of updated forecasts and unanimous approval of the Board of Directors over the establishment, approval or modification of the annual operating plan or five year strategic plan of CWI as set forth in the governing documents suggest that power rests with CWI’s Board of Directors.  Based on the facts and circumstances and application of published interpretations, Westport concludes that CWI’s Board of Directors has the ability to make and direct the most significant decisions of CWI.

Careful evaluation of the facts and circumstances illustrate that CWI’s Board of Directors has power over the operating decisions as set forth in the governing documents; therefore, neither shareholder would have power over CWI.  As decision-making at the Board of Directors requires unanimous approval and is shared, power is shared.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

Cummins and Westport each own 50% of the common shares of CWI, and Westport and Cummins have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  In this regard, we have concluded that our assessment needs to be made based on the ability to exercise power over those activities that most significantly impact CWI’s economic performance and not based on practicably how such decision making is being made on a daily basis by management.  As a result of the further evaluation documented above, we have also concluded that these shared rights for the Board of Director’s decision making and its implications for CWI’s governance structure overcome all other indicators of whether either party meets the criteria in ASC 810-10-25-38A - G to be identified as the primary beneficiary.

As a result, and on the basis of the specified facts and circumstances presented and the analysis performed, we have concluded that Westport should not be identified as CWI’s primary beneficiary as the governing documents do not provide Westport with the unilateral power to direct the activities of CWI that most significantly impact CWI’s economic performance.  Such power is shared between CWI’s shareholders as a result of the rights provided under its governing documents.

In our previously filed 2011 Form 40-F/A and the interim financial statements in fiscal 2012 and 2011, Westport had identified CWI as a VIE and Westport’s interest therein as being that of the primary beneficiary upon adoption of ASU 2009-17 effective April 1, 2010.  As indicated above, Westport has concluded that the presentation of CWI under the equity method is the appropriate application of US GAAP.

Commencing with the Form 40-F for the year ended December 31, 2012 (the “2012 Form 40-F”), Westport will record the results of CWI using the equity method and will adjust the financial statements for the annual comparative periods contained in the 2012 Form 40-F to reflect its interest in CWI on a similar basis.  Westport will record results of CWI using the equity method for the fiscal 2012 quarters when these periods are presented on a comparative basis in future quarterly filings for fiscal 2013. While the Staff has not requested the Company to further comment on the issue as to whether CWI is, in fact, a VIE we note that if it were not, Westport’s interest would similarly be accounted for by the equity method as a consequence of the shared powers between the parties.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Corporate Controller, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin

William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:           Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

APPENDIX A

Unanimous Approval for Certain Actions by the Board of Directors (Section 5.5 of Second Amended and Restated JVA):

The business and affairs of CWI shall be managed, and all corporate powers shall be exercised, under the direction of the Board of Directors in accordance with the provisions of this Agreement, the By-Laws and the laws of the State of Delaware; provided however, none of the decisions of CWI enumerated below (or such other decisions specified in this Agreement as requiring unanimous approval of the Board of Directors) shall be acted upon by CWI without the unanimous approval of the entire Board of Directors (regardless of whether the Certificate of Incorporation or By-Laws would so require unanimous approval of the entire Board of Directors):

(a)	the declaration or payment of any dividends or any other distributions by CWI to its shareholders; provided that dividends (if any) shall be declared and paid by CWI in accordance with Section 3.6;
(b)
compensation from CWI to be received by (i) any officer of CWI, or (ii) any employee of CWI whose annual base salary from CWI exceeds, or would exceed by reason of a contemplated increase, $150,000 or such amount as may from time to time be fixed by the Board of Directors;

(c)
any material transaction (including any loans) between CWI, on the one hand, and either of Cummins or Westport or any related party or affiliate of Cummins or Westport, as applicable, on the other hand, other than as expressly contemplated by this Agreement;

(d)
unless as approved as part of the annual operating plan of CWI, capital expenditures,  singularly or in aggregate, which exceed $100,000 or such amount as may from time to time be fixed by the Board of Directors; (this has not been applicable)

(e)	any acquisition or disposition of assets for an aggregate consideration in excess of $100,000 or such amount as may from time to time be fixed by the Board of Directors; (this has not been applicable)
(f)	any arrangement relating to the creation of indebtedness of CWI for borrowed money;
(g)
any leasehold commitment involving consideration or creation of a liability, contingent or otherwise, in excess of $100,000 or such amount as may from time to time be fixed by the Board of Directors; (this has not been applicable)

(h)
the appointment or removal of an officer of CWI (including without limitation, the chief engineer and the head of sales), other than in respect of the appointment of the President or the Financial Controller, which shall be determined as provided in Section 6.2 or 12.2(c), as applicable;

(i)	the establishment, approval or modification of the annual operating plan or five year strategic plan of CWI;
(j)	the establishment, approval or material modification of any benefit and incentive plans designed specifically for employees of CWI;
(k)	the establishment and modification of accounting methods, practices, procedures and policies of CWI;
(l)	the appointment or dismissal of the Accountant under Section 8.4;
(m)	the guarantee of the payment of any money, or debt of another person or entity, or guarantee of the performance of any other obligation of another person or entity;
(n)	the initiation or settlement of any lawsuit, administrative proceeding, or other legal or arbitral claim;
(o)	the organization, creation or establishment of any subsidiary, branch office, or other business establishment;
(p)	the voluntary liquidation, dissolution, or winding up of CWI;
(q)	the merger or consolidation of CWI with one or more companies to form a new company;
(r)	any change in the capital structure of CWI or the issuance of any stock or securities of CWI, or options to purchase any such stock or securities;
(s)	the redemption, purchase, or other acquisition of any outstanding stock or securities of CWI;
(t)
the establishment of any committee of the Board of Directors (other than any committees established on or before the Effective Date), or any change in the number of directors constituting the Board of Directors;

(u)	the execution of any material contract, lease, or other agreement outside the ordinary course of business;
(v)	any material change in the nature or scope of the SI Business, including commencement of any new line of business;

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

(w)
the delegation by the Board of Directors of any of its powers to any person (other than to any committees established on or before the Effective Date and to the Chair and other officers of CWI as provided by the By-Laws and this Agreement);

(x)
any alteration or amendment (whether by merger, consolidation or otherwise) of the Certificate of Incorporation or By-Laws, or adoption of any new provisions thereof, and any resolution of the Board of Directors recommending any of the foregoing;

(y)	the purchase or other acquisition of any equity or debt securities of another company or entity;
(z)	other than as otherwise expressly set forth herein, entering into any contract relating to or affecting the SI License or any Intellectual Property rights;
(aa)	any services or personnel to be provided to CWI by either Cummins or Westport in excess of $100,000 and outside of the items set forth in the Shared Services Overhead Rate;
(bb)	the addition of any Products to the SI Business;
(cc)	the location of the principal office of CWI;
(dd)	changes to Appendix D - Reimbursable and Non-Reimbursable Parent Expenses;
(ee)	the aftermarket parts list as described in Appendix B; and
(ff)	any public proposal to do any of the foregoing.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

APPENDIX B

ARTICLE 6
OFFICERS AND EMPLOYEES

6.1 Officers

The duties and responsibilities of the officers of CWI shall be as set forth in this Agreement, the By-Laws or as otherwise established from time to time by the Board of Directors.

6.2 Senior Officers

(a) The day-to-day business of CWI will be administered and supervised by the President. The President shall report directly to the Board of Directors, and the duties of the President will be set by unanimous approval of the Board of Directors. Officers of CWI (other than the President and the Financial Controller) will be appointed by the President (subject to the unanimous approval of the Board of Directors). The President, in consultation with and subject to the oversight of the Board of Directors, shall be permitted to designate the titles and set the duties of all other employees of CWI.

(b) Subject to earlier termination by the unanimous approval of the Board of Directors or as provided in Section 12.2(c), the term of office for the President shall be for an initial period of three (3) years and shall be automatically extended for an additional one (1) year unless either Nominating Committee notifies the Board of Directors no later than ninety (90) days prior to the end of the initial three (3)-year period that such extension shall not occur (unless and to the extent such three (3)-year period or the one (1)-year extension thereof is extended by unanimous approval of the Board of Directors), commencing on January 1 of the initial year of a term and ending on December 31 of the final year of such term, except that upon execution and delivery of this Agreement, the term of office for the President shall commence on the date hereof and end at the close of business on December 31, 2014 (unless and to the extent such period is extended as provided in this sentence). The President shall initially be Jim Arthurs for the term of office commencing on the date hereof, nominated by the Westport Nominating Committee.

(c) Subject to earlier termination by the unanimous approval of the Board of Directors, the term of office for the Financial Controller shall be for an initial period of three (3) years and shall be automatically extended for an additional one (1) year unless either Nominating Committee notifies the Board of Directors no later than ninety (90) days prior to the end of the initial three (3)-year period that such extension shall not occur (unless and to the extent such three (3)-year period or the one (1)-year extension thereof is extended by unanimous approval of the Board of Directors), commencing on January 1 of the initial year of a term and ending on December 31 of the final year of such term, except that upon execution and delivery of this Agreement, the term of office for the Financial Controller shall commence on the date hereof and end at the close of business on December 31, 2014 (unless and to the extent such period is extended as provided in this sentence). The Financial Controller shall initially be Diane Song for the term of office commencing on the date hereof, nominated by the Cummins Nominating Committee.

(d) Except as provided in Section 12.2(c), the right to nominate the President or the Financial Controller, as the case may be (and, in the event of the death, resignation or removal of the President or the Financial Controller during his term of office, the right to nominate his replacement), for a given term of office shall alternate between the Cummins Nominating Committee and the Westport Nominating Committee on a term-by-term basis. Election of such nominee shall be subject to the unanimous approval of the Board of Directors; provided that if the Board of Directors has not granted such unanimous approval on or prior to the date of commencement of the applicable upcoming term of office of such nominee, a President or a Financial Controller, as the case may be, shall be elected by the following process (to be completed as promptly as practicable and in any event prior to commencement of the applicable upcoming term of office of such nominee): (i) the Nominating Committee then entitled to nominate the President or the Financial Controller, as the case may be, shall select in good faith three (3) candidates for nomination (which one of such persons may be the nominee previously not accepted as contemplated above); (ii) the other Nominating Committee shall select one (1) nominee from such list of three (3) candidates; and (iii) such nominee shall thereby be deemed to be elected, without further action of the Board of Directors, as President or Financial Controller, as the case may be.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

(e) The appropriate Nominating Committee shall propose its nominee for President or for Financial Controller, as the case may be, no sooner than one hundred eighty (180) days nor later than ninety (90) days prior to the anticipated date of expiration of the then-current term of office. In the event of the death, resignation or removal of a President or a Financial Controller during his term of office, the Nominating Committee that had nominated such President or Financial Controller, as the case may be, shall propose its nominee for such position as promptly as practicable and in any event within five (5) days of such vacancy. Election of such nominee for such position shall be subject to the unanimous approval of the Board of Directors; provided that if the Board of Directors has not granted such unanimous approval, a President or a Financial Controller, as the case may be, shall be elected by the following process (to be completed as promptly as practicable and in any event within fifteen (15) days of such vacancy):  (i) the Nominating Committee then entitled to nominate the President or the Financial Controller, as the case may be, shall select in good faith three (3) candidates for nomination (which one of such persons may be the nominee previously not accepted as contemplated above); (ii) the other Nominating Committee shall select one (1) nominee from such list of three (3) candidates; and (iii) such nominee shall thereby be deemed to be elected without further action of the Board of Directors as President or Financial Controller, as the case may be.

6.3 Employees

CWI shall maintain rules and regulations pertaining to its internal affairs, human resources processes and operations and the conduct of its employees which shall be compatible with those of Westport and Cummins. CWI shall have such number of full-time employees as the President shall recommend and as the Board of Directors shall approve in order to maintain the staffing levels required to fully support the business efforts of CWI as provided by Section 1.2. Cummins and Westport each agree to assist as may be required in staffing new positions and filling vacant positions in a manner consistent with practices existing as of the Effective Date.

6.4 Staffing

All persons seconded, employed or retained by CWI shall report to the President (who shall supervise such persons in consultation with and subject to the oversight of the Board of Directors), and Cummins and Westport each agree to assist the President in establishing and maintaining compensation plans specific to CWI. CWI shall reimburse each party for the seconded human resources, material and facilities requested and utilized by CWI in accordance with Appendix D. Such reimbursement shall include all relevant direct costs and an allocable portion of all appropriate costs encompassed by the Shared Services Overhead Rate.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
March 4, 2013

APPENDIX C

ARTICLE 12
CHANGE OF CONTROL

12.1 Election by Cummins Upon Change of Control of Westport

(a) In the event that Westport (or any Permitted Transferee holding Shares) experiences a Change of Control prior to the expiration of the Term, Cummins may elect, by written notice to Westport within thirty (30) days following the consummation of such Change of Control, to either:

(i) terminate this Agreement in accordance with Section 11.2(c) (which termination shall have the effect set forth in Section 11.3(a)); or

(ii) continue this Agreement upon its terms and conditions, subject solely to the modifications expressly set forth in Section 12.2.

(b) In the event that Westport does not receive the written notice contemplated by Section 12.1(a) during such thirty (30)-day period, this Agreement shall continue in full force and effect in accordance with its terms without modification.

12.2 Effect of Election to Continue this Agreement

Effective from and after the date of Westport’s receipt of a written notice by Cummins as provided in Section 12.1(a)(ii):

(a) The parties (including CWI) shall promptly take any and all actions as may be required to cause the number of Shares beneficially owned by Cummins to equal 50.1% of the issued and outstanding Shares and the number of Shares beneficially owned by Westport (or any successor or assignee resulting from such Change of Control) to equal 49.9% of the issued and outstanding Shares, including, as may be determined in the discretion of Cummins, through the issuance of additional Shares by CWI or the transfer of Shares beneficially owned by Westport (or any such successor or assignee) to Cummins, in either case, for consideration of $1.00.

(b) The obligation of CWI to pay the Performance Bonus in accordance with Section 3.5(c) shall terminate in respect of all periods from and after the date of Westport’s receipt of such written notice from Cummins. For the avoidance of doubt, in no event shall any election pursuant to Section 12.2(a)(ii) release, terminate or otherwise affect the obligation of CWI to pay the Performance Bonus, if any, in respect of the full or partial fiscal year ending on the effective date of such election.

(c) The provisions of Sections 6.2(d) and (e) with respect to the President shall cease to govern and the Cummins Nominating Committee shall have the immediate and ongoing right to nominate and elect the President (including removal and the filling of vacancies with respect to such position). If requested in writing, the non-designating party shall cause its President to resign in order to implement the foregoing sentence.

(d) (i) The license of CWI IP granted to Westport under Section 2.2(c) shall continue, but shall not include any CWI IP developed after such date, (ii) Westport shall have no access to any CWI IP developed after such date, and (iii) the royalty set forth in Section 2.3(c)(z) shall cease to accrue as of such date.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com